ADVENTURE ENERGY, INC.
33 6TH Street South
St. Petersburg, Florida 33701

Via Edgar

January 29, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002

Re: Adventure Energy, Inc.

Request to Withdraw Registration Statement on Form S-1 (RW)
SEC File Number: 333-164061

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Adventure Energy, Inc. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-164061), which was filed with the Securities and Exchange Commission (the "Commission") on December 29, 2009, along with any exhibits (the "Registration Statement"). No securities have been issued under this S-1 Registration Statement.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

If you have any questions regarding this application for withdrawal, please contact the undersigned at 727-824-2800

Very truly yours,

By	/s/ Wayne Anderson
Wayne Anderson
President